CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price per Share(2)	Maximum Aggregate Offering Price(3)	Amount of Registration Fee(3)
Common Stock, $1.00 par value per share	3,000,000	$17.87	$25,079,544.28	$3,230.25

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Act”), this Registration Statement registers such indeterminate number of additional shares of Common Stock as may be issued in connection with stock splits, stock dividends or similar transactions.

(2)	Pursuant to Rule 457(c) under the Act, the maximum offering price per unit was calculated as the average of the high and low sales prices of shares of Common Stock as reported on the New York Stock Exchange on August 28, 2014.

(3)	Pursuant to Rule 415(a)(6) under the Act, 1,596,556 shares of Common Stock were previously registered pursuant to a registration statement on Form S-3 (No. 333-110273), initially filed by TECO Energy, Inc. on November 6, 2003, and were not sold thereunder. Those securities have been carried forward for application in connection with offerings under this prospectus in connection with sales of Common Stock under TECO Energy, Inc.’s Direct Stock Purchase and Dividend Reinvestment Plan. Therefore, pursuant to Rule 415(a)(6), no additional fee has been paid with respect to those securities. Accordingly, a registration fee of $3,230.25 is being paid herewith with respect to 1,403,444 shares of Common Stock.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179719

Direct Stock Purchase and Dividend Reinvestment Plan

3,000,000 Shares of Common Stock

TECO Energy, Inc. is pleased to offer the opportunity to participate in the TECO Energy, Inc. Direct Stock Purchase and Dividend Reinvestment Plan described in this prospectus (the “Plan”). The Plan provides a convenient and economical way for existing shareholders and new investors to purchase shares of our common stock, $1.00 par value (our “Common Stock”), and to reinvest cash dividends in additional shares of our Common Stock. Employees of the Company and its subsidiaries may also purchase Common Stock under the Plan through automatic payroll deductions.

As described in more detail in this prospectus, the Plan offers several benefits to its participants (“participants”, “you”, or “your”), including:

•	Limited Costs to Buy or Sell Shares. The Plan allows you to purchase shares of our Common Stock in a convenient manner without incurring brokerage commissions or transaction/processing fees; however, you will be required to pay nominal brokerage/administrative fees for sales of shares under the Plan.

•	Invest as Little as $250. You can build your investment over time, starting with as little as $250 and as little as $25 for each additional investment. Investments may not exceed $250,000 per calendar year unless a waiver is granted.

•	Convenient Reinvestment of Dividends. Holders of our Common Stock can increase their holdings in TECO by reinvesting all or some of the cash dividends paid on their Common Stock in additional shares of Common Stock without incurring brokerage commissions or transaction/processing fees.

•	Convenient Payment Options. You can invest through automatic withdrawals from your bank account.

•	Cost Free Maintenance and Recordkeeping. Participants receive cost-free maintenance of shares in book-entry form and detailed recordkeeping and reporting under the Plan.

You do not have to be a current shareholder of TECO to participate in the Plan. You can purchase your first shares of Common Stock by making an initial investment of not less than $250 and not more than $250,000 unless a waiver is granted.

The Plan is administered by the Company’s transfer agent, Wells Fargo Shareowner Services, a division of Wells Fargo Bank N.A. (“Wells Fargo”), at the expense of TECO.

The Plan constitutes an amendment and restatement of our Dividend Reinvestment Plan and Common Stock Purchase Plan relating to our Common Stock (the “TECO DRPP”). Current participants in the TECO DRPP (“Current TECO DRPP Participants”) will remain participants in the Plan and all outstanding instructions and orders of such participants with respect to the TECO DRPP will remain in effect with respect to the Plan. If a Current TECO DRPP Participant wishes to terminate participation in the TECO DRPP (as amended and restated by the Plan), they should contact the Plan Administrator.

Our Common Stock is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “TE.” On August 29, 2014, the last reported sale price of our Common Stock was $18.10. Shares of Common Stock offered under the Plan to persons or entities who are not current shareholders of TECO are offered through Wells Fargo Securities LLC, a registered broker/dealer.

Please read this prospectus carefully and keep it for future reference. If you have any questions about the Plan, please contact the plan administrator for TECO (the “Plan Administrator”) through the methods described under the heading “Description of the Plan—Who Administers the Plan for Participants.”

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2014.

You should rely only on the information contained or incorporated by reference in this prospectus or any free writing prospectus filed by us with the Securities and Exchange Commission (“SEC”). We have not authorized any other person to provide you with different information with respect to this offering of Common Stock. You should only assume that the information in this prospectus and any free writing prospectus is accurate as of the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date. This document may only be used where it is legal to sell Common Stock. We are not making an offer of Common Stock in any state where the offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). In this prospectus, we provide you with specific information about the Common Stock we are selling as part of the Plan and about the Plan itself. This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained or incorporated by reference in this prospectus as to the contents of any contract or other documents are not necessarily complete. If the SEC’s rules and regulations require that a contract or document be filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit for a complete description.

You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information or to make any representation not contained in this prospectus. If you receive any other information or representations, you should not rely on it. This prospectus does not constitute an offer by the Company to sell these securities, or a solicitation of an offer to buy these securities, in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the respective dates that are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those respective dates. The delivery of this prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

The information found on, or otherwise accessible through any website referenced in this prospectus is not incorporated into, and does not form a part of, this prospectus.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “TECO,” “the Company”, “we,” “us,” and “our” refer to TECO Energy, Inc. and its direct and indirect subsidiaries and references to “Common Stock” or “shares” refer to our common stock, $1.00 par value.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at www.sec.gov.

Our filings are also available on our Web site at www.tecoenergy.com, as soon as reasonably practicable after we submit such material to the SEC. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed below under the heading “Incorporation by Reference.”

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to another document. Any information incorporated by reference is an important part of this prospectus. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the documents listed below, which we have filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and before the termination of this offering; except that, unless we indicate otherwise, we do not incorporate any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 28, 2014;

•	the portions of our definitive proxy statement on Schedule 14A filed on March 12, 2014, that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2013;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, filed on May 2, 2014, and June 30, 2014, filed on August 1, 2014; and

•	our Current Reports on Form 8-K, filed on April 21, 2014, May 2, 2014, May 8, 2014, May 14, 2014, June 12, 2014, July 1, 2014, July 2, 2014, and August 13, 2014.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Director of Investor Relations

TECO Energy, Inc.

702 North Franklin Street

Tampa, Florida 33602

(813) 228-1111

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference into this prospectus may contain statements about future events, expectations or our future financial performance. These forward-looking statements are identifiable by our use of such words as “anticipate,” “believe,” “expect,” “intend,” “may,” “project,” “will” or other similar words or expressions.

Without limiting the foregoing, any statements relating to our:

•	earnings estimates and outlooks;

•	anticipated capital expenditures;

•	future cash flows and borrowings;

•	potential future merger opportunities and/or asset sales or monetizations; and

•	sources of funding

are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements. When considering forward-looking statements, you should keep in mind the cautionary statements describing these uncertainties and business risks in this prospectus and the documents incorporated by reference, including those set forth under “Risk Factors” in our filings with the SEC.

OUR COMPANY

TECO Energy, Inc., a Florida corporation, is the issuer of the shares of Common Stock covered by this prospectus. The Company is an energy-related holding company. TECO was incorporated in Florida in 1981 as part of a restructuring in which we became the parent of Tampa Electric Company (“TEC”). TEC, our largest subsidiary, has regulated electric and gas utility operations in separate divisions, Tampa Electric and Peoples Gas System. Other TECO subsidiaries include TECO Coal Corporation and its subsidiaries, which own and operate coal production facilities in the Central Appalachian coal production region. In 2012, TECO completed the sale of its generating and transmission assets in Guatemala. In May 2013, TECO announced it had entered into an agreement to purchase all of the outstanding capital stock of New Mexico Gas Intermediate, Inc. (“NMGI”), subject to various customary conditions, including, among others, receipt of all required regulatory approvals. On August 13, 2014, the New Mexico Public Regulation Commission unanimously decided that the acquisition was in the public interest and could proceed. Upon consummation of this acquisition, which TECO expects to complete in early September 2014, NMGI will be a wholly-owned subsidiary of TECO. NMGI is the parent company of New Mexico Gas Company, Inc., a regulated gas utility serving more than 513,000 gas customers throughout New Mexico.

A more complete description of the business of the Company and its recent activities can be found in documents listed under “Incorporation by Reference.”

The principal executive offices of TECO are located at TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, and our telephone number is (813) 228-1111.

RISK FACTORS

Investing in our Common Stock involves risks. Before making an investment decision, you should read and carefully consider the risk factors described in our annual, quarterly and current reports filed with the SEC, including our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which are incorporated by reference into this prospectus, as well as other information we include or incorporate by reference in this prospectus. These risks could materially and adversely affect our business, results of operations and financial condition and could result in a partial or complete loss of your investment. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may affect our business, financial condition and/or future operating results.

Risks Relating to Participation in the Plan

You will not know the price of the shares of Common Stock you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.

The price of shares of our Common Stock may fluctuate between the time you decide to purchase shares under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision, but you may not be able to change or cancel your purchase authorization. You may purchase shares at a purchase price that is more or less than the price that you would pay if you acquired shares on the open market on the related dividend payment date or the date or dates on which the Plan Administrator purchases shares of our Common Stock for the Plan. In addition, you may not know the actual number of shares of Common Stock that you have purchased until after the applicable purchase date.

You may not be able to direct the specific time or price at which your shares are sold under the Plan.

If you instruct the Plan Administrator to sell shares of Common Stock under the Plan through a batch order or a market order, you will not be able to direct the time and price at which such shares are sold. The price of our Common Stock may decline between the time you decide to sell your shares and the time of actual sale. You may sell shares of our Common Stock under the Plan at a sales price that is more or less than the price that you would receive if you sold the shares on the open market on the date or dates on which the Plan Administrator sells the shares under the Plan. In addition, you cannot pledge shares of Common Stock deposited in your Plan account until the shares are withdrawn from the Plan.

We have not established a minimum dividend payment level for our Common Stock, and there are no assurances of our ability to pay dividends on our Common Stock in the future.

We have not established a minimum dividend payment level for our Common Stock. Further, our ability to pay dividends may be affected by the risk factors described in our most recent Annual Report on Form 10-K and other documents incorporated by reference herein. The declaration of future dividends on our Common Stock is subject to the discretion of our Board of Directors and depends on various factors, including our earnings, financial condition, cash requirements, future prospects, and other factors that our Board of Directors deems relevant to its analysis and decision making. As we are a holding company, the primary sources of funds to pay dividends on our Common Stock to our shareholders are dividends and other distributions from our operating subsidiaries. There are no assurances of our ability to pay dividends on our Common Stock in the future.

There is no price protection for your shares of Common Stock held in the Plan.

Your investment in shares of Common Stock held in the Plan will be exposed to changes in market conditions and changes in the market value of such shares. Your ability to liquidate or otherwise dispose of shares of Common Stock held in the Plan is subject to the terms of the Plan and the withdrawal procedures thereunder. You may not be able to withdraw or sell your shares of Common Stock held in the Plan in time to react to market conditions. The Plan accounts are not insured or protected by any entity and are not guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Accordingly, your investment may lose value.

You will not receive interest on funds submitted to the Plan Administrator.

No interest will be paid by us or the Plan Administrator on the amounts of any dividends paid on our Common Stock held by the Plan Administrator pending reinvestment or investment. In addition, optional cash payments of less than applicable minimum amounts and that portion of any optional cash payment which exceeds the maximum transaction purchase limit of $250,000 (unless we agree to waive that limit) are subject to return to you without interest.

DESCRIPTION OF THE PLAN

The following questions and answers explain the provisions of the Plan.

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to promote long-term ownership in TECO by providing a simple, economical, and convenient way for eligible investors to make initial and continuing investments in our Common Stock without payment of a brokerage fee, commission or other service charge for purchases (except for a $15.00 initial enrollment fee for investors who are not already shareholders of record). The Plan also provides participants with a convenient way to transfer and sell Common Stock. Eligible employees have the opportunity to participate in the Plan through payroll deduction.

Features

2.	What are some of the features of the Plan?

•	Initial Investment/Enrollment. If you are not currently a shareholder, you can make an initial investment in our Common Stock, starting with as little as $250. TECO will pay any brokerage fees or commissions in connection with the purchase of shares through the Plan (other than a $15.00 fee for initial enrollment). You will, in all events, be responsible for brokerage fees or commissions payable on the sale of shares of our Common Stock by the Plan Administrator under the Plan pursuant to your instructions.

•	Optional Cash Investments. Participants in the Plan may invest up to $250,000 per calendar year (minimum optional cash investment $25) through optional cash payments for shares of Common Stock. TECO may agree in its discretion to waive the limit and permit investments greater than $250,000 in a calendar year.

•	Automatic Reinvestment of Dividends. You can also increase your holdings of Common Stock through automatic reinvestment of all or some of your cash dividends. You can elect to reinvest all or a percentage of your dividends in Common Stock. The Plan participants may have cash dividends that are not reinvested deposited directly into a designated account with a U.S. or Canadian bank or other approved financial institution.

•	Automated Transactions. You can execute many of your Plan transactions online or by phone if you have established automated privileges.

•	Minimum Share Balance Requirement. Participants must maintain a balance of at least one share to keep their Plan account open. The Plan Administrator reserves the right to sell, without prior notification, all partial shares in an account in which the share balance fails to meet the one-share minimum requirement after 12 months of participation in the Plan (see Question 10).

Administration

3.	Who administers the Plan for participants?

Wells Fargo Shareowner Services, a division of Well Fargo Bank N.A. (the “Plan Administrator”), administers the Plan as agent for the participating shareholders, keeps records, sends statements of account to participants and performs other duties relating to the Plan. Common Stock purchased under the Plan will be registered in the name of Wells Fargo Shareowner Services, as Plan Administrator, or Wells Fargo Shareowner Services’ nominee as agent for participants in the Plan. Wells Fargo Shareowner Services is the transfer agent and registrar for the Common Stock.

Any correspondence regarding the Plan should be directed to the Plan Administrator through one of the below methods:

Internet

shareowneronline.com

Available 24 hours a day, 7 days a week for access to account information and answers to many common questions and general inquiries.

To enroll in the Plan:

If you are an existing registered shareholder:

1.	Go to shareowneronline.com

2.	Select Sign Up Now!

3.	Enter your Authentication ID* and Account Number

*	If you do not have your Authentication ID, select I do not have my Authentication ID. For security, this number is required for first time sign on.

If you are a new investor:

1.	Go to shareowneronline.com

2.	Under Invest in a Plan, select Direct Purchase Plan

3.	Select TECO Energy, Inc.

4.	Under New Investors, select Invest Now

5.	Follow instructions on the Buy Shares form

Email

Go to shareowneronline.com and select Contact Us.

Telephone

1-800-650-9222 Toll-Free

651-450-4064 outside the United States

Shareholder Relations Specialists are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Central Time.

You may also access your account information 24 hours a day, 7 days a week using our automated voice response system.

Written correspondence:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

Certified and overnight delivery:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

Participation

4.	Who is eligible to participate?

Any person or entity, other than an employee benefit plan or trust within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a plan within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (“Code”) (such as an individual retirement account), is eligible to participate in the Plan, whether or not they currently own Common Stock. If you live outside the United States, you should make sure that participation would not violate any laws or regulations in the country in which you reside.

However, we reserve the right to deny, modify, suspend or terminate participation by any person or entity in our sole discretion, including but not limited to if we deem it advisable to avoid any issues under ERISA or Section 4975 of the Code or under any domestic or foreign laws or regulations.

5.	Can beneficial owners who are not record shareholders participate?

Some beneficial owners have their shares held of record by a bank, broker, or other nominee. Certain nominees may permit the beneficial owners to reinvest their dividends in shares of Common Stock under the Plan. PARTICIPATION IN THE PLAN THROUGH BROKERS MAY BE ON TERMS AND CONDITIONS WHICH DIFFER FROM THOSE SET FORTH IN THIS PROSPECTUS, IN WHICH CASE THE TERMS AND CONDITIONS SET BY EACH SUCH BROKER SHALL GOVERN. TECO shall not be responsible for the terms of any such participation, including the tax consequences thereof. The term “participant” as used in this prospectus refers to shareholders of record participating directly in the Plan.

6.	How do I participate?

Current shareholders holding in their own name. If you currently own shares of our Common Stock and the shares are registered in your name, you may join the Plan by going online or by phone (see Question 3), or by signing an Account Authorization Form and returning it to the Plan Administrator. The Account Authorization Form may be obtained online at shareowneronline.com, by submitting a written request to the Plan Administrator or by calling the Plan Administrator. The Plan shall constitute an amendment and restatement of our Dividend Reinvestment Plan and Common Stock Purchase Plan relating to our Common Stock (the “TECO DRPP”). Current TECO DRPP Participants shall remain participants in the Plan and all outstanding instructions and orders of such participants with respect to the TECO DRPP shall remain in effect with respect to the Plan.

Current shareholders holding through a bank, broker, or other nominee. If you currently own shares of our Common Stock and the shares are registered in the name of a bank, broker or other nominee, arrange for the bank, broker or other nominee to register in your name the number of shares of our Common Stock that you want to include in the Plan. You can then enroll as a shareholder of record, as described above. Once the Plan Administrator receives your transferred shares of Common Stock from your brokerage account, you will receive an account statement. Alternatively, if you do not want to re-register your shares of Common Stock, you can enroll in the Plan in the same manner as someone who is not currently a TECO shareholder, as described below. This will create a registered account in addition to your brokerage/bank account. In addition, certain nominees may permit beneficial owners to reinvest their dividends in shares of Common Stock under the Plan while the shares are held in the name of the nominee, as described in the response to Question 5.

New investors who are not current shareholders. If you do not currently own shares of our Common Stock, you may join the Plan by going online or by signing an Account Authorization Form and returning it to the Plan Administrator. The Account Authorization Form may be obtained online at shareowneronline.com, by submitting a written request to the Plan Administrator or by calling the Plan Administrator. In addition, initial purchases must be made in the manner described in the response to Question 23.

7.	When may a shareholder or new investor join the Plan?

Current shareholders or new investors may join the Plan at any time. If the Account Authorization Form is received by the Plan Administrator on or before a given dividend record date, that dividend will be used to purchase new shares of Common Stock for the shareholder. If the Account Authorization Form is received by the Plan Administrator after a given dividend record date, that dividend will be paid in cash and the reinvestment of the shareholder’s dividends will commence with the following dividend. Any optional cash payments sent by the shareholder, however, will be invested as set forth as detailed further in this plan.

8.	What are my investment options under the Plan?

The Account Authorization Form provides options for shareholders to participate in the Plan. As a participant in the Plan, you may elect to reinvest all or part of the dividends from your Common Stock for the purchase of additional shares. You must select one of the dividend options on the Account Authorization Form. If you complete and return an Account Authorization Form without selecting a dividend option, your dividends will automatically be fully reinvested to purchase additional shares. Reinvestment or payment of your dividends will be subject to any applicable U.S. withholding taxes.

Full Dividend Reinvestment – All cash dividends payable on shares of our Common Stock held in the Plan, along with any shares held through book-entry Direct Registration Shares (DRS), will be used to purchase additional shares. Under this option, a participant will not receive any cash dividend declared on our Common Stock; instead, all dividends will be reinvested. Whole and fractional shares will be allocated to the participant’s Plan account.

Partial Dividend Reinvestment – A participant may elect to reinvest a portion of the dividend and receive the remainder in cash. The percentage elected will be applied against the total shares held in the Plan, along with any shares held through DRS. A participant may elect percentages from 10%-90%, in increments of 10%. The cash portion of dividends will be sent by check unless the participant has elected to have those dividends deposited directly to a designated bank account.

An example of partial reinvestment by percentage: A participant has a total of 150 shares; 120 shares are held in the Plan and 30 shares held through DRS. The participant chooses to have 50% of the total dividend reinvested. This will equate to 75 shares having dividends reinvested and 75 shares having dividends paid in cash.

Optional Cash Investments Only (No Dividend Reinvestment) – You can elect optional cash investments only. None of the dividends on shares registered in your name or in your Plan account will be reinvested, but will instead be paid in cash to you.

You may also send in optional cash with any of the above options.

To authorize automatic bank deposit of cash dividends, complete a Direct Deposit of Dividends Authorization Form. You may change your reinvestment option at any time online, by phone or by sending written notice to Wells Fargo Shareowner Services. Notices received on or before a dividend record date will be effective for that dividend. Notices received after a dividend record date will not be effective until after that dividend has been paid.

9.	How are dividend amounts determined?

The declaration of future dividends on our Common Stock is subject to the discretion of our Board of Directors and depends on various factors, including our net earnings, financial condition, cash requirements, future prospects, and other factors that our Board of Directors deems relevant to its analysis and decision making.

10.	If I join the Plan, must I own a minimum number of shares?

Yes. Participants must maintain a balance of at least one share to keep their Plan account open. The Plan Administrator reserves the right to sell, without prior notification, all partial shares in an account in which the share balance fails to meet the one-share minimum requirement after the applicable period of participation in the Plan.

11.	What are the costs to persons who participate in the Plan?

There are no expenses charged to participants in connection with purchases of shares under the Plan, except for an initial enrollment fee for new shareholders purchasing their first shares of our Common Stock through the Plan. All costs of administering the Plan and any brokerage fees, commissions or other service charges incurred as a result of open market purchases of shares will be paid by TECO; however, you will be required to pay brokerage fees or commissions for sales of shares by the Plan Administrator under the Plan pursuant to your instructions.

Participation by Employees

12.	What are the rights of Company employees participating in the Plan and which employees are eligible to authorize payroll deductions under the Plan?

Company employees have the same rights, and are governed by the same terms and limitations, under the Plan as shareholders of our Common Stock, except that eligible employees may make optional cash payments through regular payroll deductions. Any employee age 18 or older of TECO Energy, Inc. or one of its U.S. subsidiaries is eligible to authorize payroll deductions under the Plan, except for those working as part of an educational cooperative program.

13.	How does an employee authorize payroll deductions under the Plan?

An employee may authorize payroll deductions under the Plan at any time by completing the Payroll Deduction Authorization Form and returning it to the payroll department. The deduction will begin on the next designated pay period. A Payroll Deduction Authorization Form may be obtained from the payroll department. The Payroll Deduction Authorization Form allows an employee to specify the dollar amount to be deducted from his or her pay each month. The monthly deductions will be used to purchase full and fractional shares of the Company’s Common Stock. In addition, all cash dividends credited to an employee’s Plan account will be fully reinvested and used to purchase additional shares of Common Stock, unless the employee notified the Plan Administrator otherwise.

The employee must specify on the Payroll Deduction Authorization Form the amount to be withheld each month in whole dollar amounts. The minimum monthly deduction is $25.

No interest will be paid by the Company or the Plan Administrator on payroll deductions held as optional cash payments for the purchase of shares.

14.	How does an employee change or terminate participation in the Plan?

Once authorized, payroll deductions will continue until changed or terminated by the employee. An employee may change the amount of or terminate payroll deductions at any time by giving written notice to the payroll department. Employees may terminate payroll deductions without withdrawing from the dividend reinvestment feature of the Plan.

In order to withdraw from the dividend reinvestment feature of the Plan, an employee must notify the Plan Administrator in writing that he or she wishes to withdraw.

15.	May an employee stop his or her payroll deductions and still participate in the Plan?

Yes. An employee who stops his or her payroll deductions may leave his or her shares in the Plan, and the Plan Administrator will maintain the shares in the Plan account unless otherwise instructed. An employee may also make or continue to make optional cash payments.

16.	When are payroll deductions invested?

Payroll deductions are invested as soon as administratively feasible following the month in which payroll deductions are made.

17.	What happens when an employee-participant leaves the Company?

If an employee who is a participant in the dividend reinvestment feature of the Plan ceases to be employed by the Company, the Plan Administrator will continue to reinvest cash dividends on the shares credited to the participant’s Plan account until the participant withdraws from the Plan. If the employee has participated in the Plan exclusively through payroll deductions and/or optional cash payments, all accumulated shares in the employee’s account will be retained by the Plan Administrator and dividends paid as previously requested until the Plan Administrator is notified in writing. The employee may also elect to continue to participate in the Plan by making or continuing to make optional cash payments. Upon receipt of the notice by the Plan Administrator, however, the employee’s participation in the Plan will terminate, any whole shares credited to an employee’s account under the Plan will continue to be held in book-entry form (which may be withdrawn as described in response to Question 32) and a cash payment will be made for any fraction of a share and for any payroll deductions or optional cash payments which have not been invested. The cash payment for any fraction of a share sold will be based on the average weighted price for all shares sold for the plan on the trade date or dates less the per share transaction charge. The participant will be charged a sale transaction fee based on the type of sale the participant chooses, and a per share charge, which includes a brokerage commission on the sale.

Purchases

18.	What is the source of shares purchased under the Plan?

Shares purchased under the Plan will, at our option, be (i) purchased directly from us from our authorized but unissued shares, (ii) purchased in the open market or in privately negotiated transactions or (iii) a combination of the foregoing. The Plan Administrator has full discretion as to all matters relating to open market purchases, including determination of the broker or brokers to be used, the number of shares, if any, to be purchased on any day or at any time of day, the price paid for such shares, the markets on which shares are purchased (including on any securities exchange, in the over-the-counter market or in negotiated transactions) and the persons (including brokers and dealers) from or through whom such purchases are made. The Plan Administrator may grant a broker discretion as to any or all of the matters described above.

19.	How will TECO determine whether shares purchased under the Plan will be purchased directly from TECO from authorized but unissued shares or purchased in the open market or privately negotiated transactions?

Whether or not we provide authorized but unissued shares for purchase is at our sole discretion. We anticipate that any such decision will be based upon certain factors, including, but not limited to, prevailing market conditions, the level of participation in the Plan, our current and projected capital needs, and available sources of capital.

20.	What is the purchase price of shares purchased under the Plan?

Shares purchased from TECO. The price per share of shares purchased directly from TECO will be the average of the high and low sale prices of the Common Stock as traded on the composite exchanges during regular NYSE hours on the date of purchase. The purchase price for shares purchased directly from TECO pursuant to a request for waiver for a Large Cash Purchase is described in Question 36.

Shares purchased in the open market. The price of shares purchased in the open market or in negotiated transactions will be the weighted average price at which the shares are actually purchased for Plan accounts. The Plan Administrator may, in its discretion, commingle participants’ funds for the purpose of purchasing shares.

Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond the control of participants, participants may lose any advantage otherwise available from being able to select the timing of their investment. Participants’ accounts will be credited with the number of full and fractional shares, computed to three decimal places.

21.	When will shares be purchased under the Plan?

Optional cash investments. Any initial, one-time or recurring optional cash investment generally will be invested within 5 business days from receipt of the applicable payment. The Plan Administrator schedules purchases of shares for optional cash investments (a) at least once a week or (b) in any week in which a cash dividend is paid, the dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date (the “Cash Payment Purchase Date”). Participants may obtain the date of the next scheduled Cash Payment Purchase Date by contacting the Plan Administrator by telephone or online (see Question 3).

Dividend reinvestment. Cash dividends will be reinvested on the applicable dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date. If a participant’s Account Authorization Form is received by the Plan Administrator on or before the record date for a particular dividend, dividend reinvestment will begin with respect to dividends paid on the next dividend payment date. If the Account Authorization Form is received by the Plan Administrator after the record date, dividend reinvestment will not begin until the dividend payment date following the next record date.

22.	How many shares will be purchased for you?

The number of shares to be purchased depends on the amounts of your dividend or optional cash payments and the price of the shares determined as provided in the response to Question 20. Your account will be credited with the number of shares, including fractions computed to three decimal places, equal to the amount of your cash dividend and the amount of your optional cash payment divided by the purchase price per share (see Question 20).

23.	How are initial purchases made?

A participant making his or her initial purchase of Common Stock through the Plan should submit a check in an amount not less than $250 or more than $250,000 (plus the initial enrollment fee of $15.00), together with an Account Authorization Form, to the Plan Administrator. The Plan Administrator requires that checks be in U.S. dollars drawn from a U.S. or Canadian financial institution. Participants will be charged a return fee on any returned checks. Alternatively, a new participant may arrange to have the purchase price deducted from a designated account in a United States or Canadian financial institution in U.S. Dollars. Investors may not invest more than $250,000 per calendar year unless a waiver is granted by TECO. Unless a waiver is granted, the Plan Administrator will return any excess tendered amount to the investor. Purchases will be made on behalf of a new participant in the Plan within 5 business days following the Plan Administrator’s receipt of the payment and Account Authorization Form from the participant. No interest is paid on initial purchase payments pending investment. The Plan Administrator will return an initial purchase payment to an investor upon telephone or written request received at least three business days prior to the investment date.

Optional Cash Payments

24.	How are optional cash payments made?

By New Participants. Current shareholders who elect to participate by making optional cash payments in addition to reinvesting cash dividends on shares of Common Stock registered in their names may make their initial optional cash payment by sending a check to the Plan Administrator either with the completed Account Authorization Form or at any subsequent time with a completed tear-off portion of the statement of account sent to participants after each dividend reinvestment or optional cash payment for the participant’s account.

Investors initially enrolling in the Plan must make their initial optional cash payment at the time the completed Account Authorization Form is sent to the Plan Administrator by enclosing a check payable to Shareowner Services with such form. Checks must be payable in U.S. dollar and drawn on United States or Canadian financial institution.

By Existing Participants via Check. Optional cash payments for the purchase of additional shares of Common Stock under the Plan may be made by a participant at any time by enclosing a check with the tear-off portion of the statement of account received after each investment. The tear-off portion must be used whenever an optional cash payment is made by an existing participant. All optional cash payments should be sent to the Plan Administrator.

By Automatic Cash Withdrawal and Investment Service. The Automatic Cash Withdrawal and Investment Service is a convenient method to have money automatically withdrawn from a checking or savings account and invested in your Plan account, thus eliminating the need to write and mail checks. Once automatic deductions have begun, funds will be withdrawn from the participant’s designated bank account on or about the 9th, 25th, or both as determined by the participant. Participants do not receive any confirmation of the transfer of funds other than as reflected in their Plan account statements and in their bank account statements. To enroll in the Automatic Cash Withdrawal and Investment feature of the Plan you must complete and sign the Automatic Cash Withdrawal and Investment Service section on the Account Authorization Form and return it to the Plan Administrator.

Participants may change the amount of their automatic monthly optional cash payments by completing a new Account Authorization Form and submitting it to the Plan Administrator. Participants may terminate their automatic monthly optional cash payments by notifying the Plan Administrator online, by phone or in writing. To be effective with respect to the next Cash Payment Purchase Date, the new Account Authorization Form or termination notice must be received by the Plan Administrator at least fifteen business days preceding such Cash Payment Purchase Date (as defined in Question 21).

25.	When should optional cash payments be sent?

Participants may obtain the date of the next scheduled Cash Payment Purchase Date (as defined in Question 21) for optional cash investments by contacting the Plan Administrator by telephone or online (see Question 3). Optional cash payments made by check must be received by the Plan Administrator at least one business day prior to the applicable Cash Payment Purchase Date to be invested on that Cash Purchase Payment Date. No interest will be paid on optional cash payments received and held pending investment. Consequently, it will normally be in your best interest to submit any payments made by check such that it is received by the Plan Administrator shortly before (but no later than one business day prior to) the applicable Cash Payment Purchase Date.

On written request, the Plan Administrator will return any optional cash payment made by check if such request is received at least two business days prior to the applicable Cash Payment Purchase Date, or cancel any payment scheduled to be made by automatic withdrawal, if such request is received by the Plan Administrator at least fifteen business days prior to the applicable Cash Payment Purchase Date.

If any optional cash contribution, including payment by check or automatic withdrawal, is returned to the Plan Administrator unpaid for any reason, the Plan Administrator will remove from your account any shares purchased upon prior credit of such funds, and will sell these shares. The Plan Administrator may sell other shares in the account to recover a returned funds fee for each optional cash investment returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by the Plan Administrator.

The optional cash payment feature is designed to meet your particular cash situation and investment intent at any given time. YOU ARE NOT OBLIGATED TO MAKE OPTIONAL CASH PAYMENTS OR TO CONTINUE TO DO SO. The amount of optional cash payments may also vary, subject to the minimum optional cash investment of $25 and the annual maximum of $250,000. We may suspend the optional cash payment feature at any time.

During the period that an optional cash payment is pending investment, the collected funds in the possession of the Plan Administrator may be invested in certain “Permitted Investments”, including any money market mutual funds registered under the Investment Company Act of 1940 (including those of an affiliate of the Plan Administrator or for which the Plan Administrator or any of its affiliates provide management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America. The risk of any loss from such Permitted Investments shall be the responsibility of the Plan Administrator. Investment income from such Permitted Investments shall be retained by the Plan Administrator.

26.	May I execute Plan transactions by phone?

If you have established automated privileges on your account, you can:

•	change the amount of or stop automatic bank withdrawals;

•	change your dividend reinvestment option; and

•	sell some or all of your Plan shares if the current market value of the shares to be sold is $50,000 or less.

27.	May I execute Plan transactions by going online?

We encourage you to access your account information online to perform transactions. Accounts that are registered in the name of an investment club, corporation, or partnership will not be allowed online access. Please note that additional access restrictions may apply.

Once you have activated your account online, you can also:

•	Authorize, change or stop your Automatic Cash Withdrawal and Investment Service;

•	Consent for electronic delivery of statements including tax forms;

•	Sell some or all of your Plan shares if the current market value of the shares to be sold is $50,000 or less; and

•	Elect to view statements, tax forms, and company communications. You will receive an email notification when new documents are available for viewing.

Sales

28.	How can I sell Plan shares?

You may request that the Plan Administrator facilitate the sale of some or all of the shares held in your Plan account. Sales under the Plan are usually made through an affiliated broker of the Plan Administrator, who will receive a brokerage commission per share sold to be deducted from the cash proceeds paid to you. Typically, the shares are sold through the exchange on which the Common Shares are traded. Depending on the number of shares to be sold and current trading volume, sale transactions may be completed in multiple transactions and over the course of more than one day. All sales are subject to market conditions, system availability, restrictions and other factors. The actual sale date, time or price received for any shares sold through the Plan cannot be guaranteed. Sales of shares will be subject to the fees outlined in the response to Question 44.

Participants may instruct the Plan Administrator to sell shares under the Plan through a Batch Order, Market Order, Day Limit Order, Good-’Til-Date/Canceled Limit Order or Stop Order, however all sales options may not be available at all times.

Batch Order (online, telephone, mail) – The Plan Administrator will combine each request to sell through the Plan with other Plan participant sale requests for a Batch Order. Shares are then periodically submitted in bulk to a broker for sale on the open market. Shares will be sold no later than five business days (except where deferral is necessary under state or federal regulations). Bulk sales may be executed in multiple transactions and over more than one day depending on the number of shares being sold and current trading volumes. Once entered, a Batch Order request cannot be canceled.

Market Order (online or telephone) – The participant’s request to sell shares in a Market Order will be at the prevailing market price when the trade is executed. If such an order is placed during market hours, the Plan Administrator will promptly submit the shares to a broker for sale on the open market. Once entered, a Market Order request cannot be canceled. Sales requests submitted near the close of the market may be executed on the next trading day, along with other requests received after market close.

Day Limit Order (online or telephone) – The participant’s request to sell shares in a Day Limit Order will be promptly submitted by the Plan Administrator to a broker. The broker will execute as a Market Order when and if the stock reaches or exceeds the specified price on the day the order was placed (for orders placed outside of market hours, the next trading day). The order is automatically canceled if the price is not met by the end of that trading day. Depending on the number of shares being sold and current trading volumes, the order may only be partially filled and the remainder of the order canceled. Once entered, a Day Limit Order request cannot be canceled by the participant.

Good-’Til-Date/Canceled (GTD/GTC) Limit Order (online or telephone) – A GTD/GTC Limit Order request will be promptly submitted by the Plan Administrator to a broker. The broker will execute as a Market Order when and if the stock reaches or exceeds the specified price at any time while the order remains open (up to the date requested or 90 days for GTC). Depending on the number of shares being sold and current trading volumes, sales may be executed in multiple transactions and may be traded on more than one day. The order or any unexecuted portion will be automatically canceled if the price is not met by the end of the order period. The order may also be canceled by the applicable stock exchange or the participant.

Stop Order (online or telephone) – The Plan Administrator will promptly submit a participant’s request to sell shares in a Stop Order to a broker. A sale will be executed when the stock reaches a specified price, at which time the Stop Order becomes a Market Order and the sale will be at the prevailing market price when the trade is executed. The price specified in the order must be below the current market price (generally used to limit a market loss).

Alternatively, you may choose to sell shares in your Plan account through a broker-dealer of your choice, in which case you should contact your broker-dealer about transferring shares from your Plan account to your brokerage account.

Proceeds from sales made under the Plan will be net of any fees to be paid by the participant. The Plan Administrator will deduct any fees or applicable tax withholding from the sale proceeds. Sales processed on accounts without a valid Form W-9 for U.S. citizens or Form W-8BEN or Form W-8BEN-E, as applicable, for non-U.S. citizens may be subject to U.S. Federal withholding taxes. Withholding taxes can be avoided by furnishing the appropriate and valid form prior to the sale. Forms are available online at shareowneronline.com. Please see “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS” below for more information regarding the tax basis of shares acquired through the Plan.

A check for the proceeds of the sale of shares (in U.S. dollars), less applicable taxes and fees, will generally be mailed by first class mail four business days after trade date. If a participant submits a request to sell all or part of Plan shares, and the participant requests net proceeds to be automatically deposited to a checking or savings account, the participant must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If the participant is unable to provide a voided check or deposit slip, the participant’s written request must have the participant’s signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be processed and a check for the net proceeds will be issued. To sell shares through a broker of their choice, the participant may request the broker to transfer shares electronically from the Plan account to their brokerage account.

Our share price may fluctuate between the time the sale request is received and the time the sale is completed on the open market. The Plan Administrator shall not be liable for any claim arising out of failure to sell on a certain date or at a specific price. Neither the Plan Administrator nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the Plan. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.

29.	Do I have control over the specific time that my shares will be sold?

Because the Plan Administrator will sell the shares on behalf of the Plan, neither TECO nor any participant in the Plan has any authority or power to control the timing or pricing of shares sold or the selection of the broker making the sale. Therefore, you will not be able to precisely time your sales through the Plan and will bear the market risk associated with fluctuation in the price of our Common Stock. That is, if you send in a request to sell shares, it is possible that the market price of Common Stock could go down or up before the Common Stock is sold. In addition, you will not earn any type of interest in connection with a sales transaction.

Reports

30.	What kind of reports will I receive?

•	Account statements. You will receive statements of your account following each reinvestment of dividends and each investment of an optional cash payment. THESE STATEMENTS ARE YOUR CONTINUING RECORDS OF THE COST OF YOUR PURCHASES AND SHOULD BE RETAINED FOR INCOME TAX PURPOSES.

•	Shareholder communications. As a TECO shareholder, you will receive copies of materials sent to record holders of our Common Stock, including annual reports, notices of annual meetings and proxy statements.

•	Annual IRS information returns. You will receive an annual statement that reports dividends paid to you as well as gross proceeds from the sale of any of your Plan shares. See “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS” below.

Dividends

31.	Will participants be credited with dividends on fractional shares?

Yes. If a dividend, or a combination of a dividend and optional cash payment, is not large enough to purchase a full share, the participant will be credited with a fractional share computed to three decimal places. Fractional shares will be entitled to dividends in the same manner as full shares.

PARTICIPANTS SHOULD RECOGNIZE THAT THEY ARE ENTITLED TO A DIVIDEND ONLY IF DECLARED BY THE BOARD OF DIRECTORS OF THE COMPANY.

Certificates

32.	Will certificates be issued to me for Common Stock purchased?

Shares of Common Stock purchased under the Plan will be registered in the name of Wells Fargo, or its nominee, as Plan Administrator for participants in the Plan, and certificates for such shares will not be issued to participants except upon telephone or written request. The number of shares credited to your account under the Plan will be shown on your statement of account. This procedure protects against loss, theft or destruction of stock certificates.

Shares credited to your account may be withdrawn by accessing your account online at shareowneronline.com, by notifying the Plan Administrator by telephone or in writing specifying the number of whole shares to be withdrawn. You may choose to have a portion or all of the whole shares credited to your Plan account delivered directly to your broker by contacting your broker. When using your broker to facilitate a share movement, provide them with a copy of your Plan account statement. You may also request that any number of whole shares credited to your Plan account be issued to you in certificate form. All certificates or direct registration shares will be issued in the account holder’s name. Any remaining whole shares and fractions of a share will continue to be credited to your Plan account.

Fractional share interests will not be issued in certificate or direct registration form under any circumstances. If TECO, in its sole discretion, elects to terminate the participation in the Plan by a participant holding less than one share of Common Stock in the participant’s Plan account, the Plan Administrator will pay to such participant the value of any fractional shares (less certain costs) in such Plan account.

33.	Can I transfer, gift, or pledge my Plan shares to someone else?

You can transfer your Plan shares of Common Stock to a Plan account of another person, subject to compliance with any applicable laws. If the person to whom the shares are gifted or transferred is not a Plan participant, the Plan Administrator will automatically open an account for the person and enroll him or her in the Plan. If the recipient is a minor, you may set yourself up as the custodian of the account. To transfer shares to someone not already participating in the Plan, simply execute an irrevocable Stock Power Form and return it to the Plan Administrator. Your signature on the Stock Power Form must be Medallion guaranteed by an eligible financial institution or broker. You can obtain an irrevocable Stock Power Form online or by calling the Plan Administrator. If you request to transfer all shares in your Plan account between a dividend record date and dividend payment date, your transfer request will be processed but your Plan account will not be terminated. You may receive additional dividend reinvestment shares which will require you to submit a written request to transfer the additional shares.

You cannot pledge or grant a security interest in your Plan shares or transfer your Plan shares outside of the Plan unless you request your Plan shares be issued in the participant’s name.

A gift of shares of Common Stock may be subject to U.S. federal gift tax. Participants should consult their own tax advisors regarding whether gift taxes may apply to a gift of Plan shares of Common Stock.

Withdrawal

34.	How may I withdraw from the Plan?

You must notify the Plan Administrator online or in writing in order to withdraw from the Plan. Upon withdrawal from the Plan, participants may request that all shares, both whole and fractional, credited to their account be sold by the Plan Administrator for their account. Such participants will receive the proceeds of the sale, less any brokerage fees and commissions. When a withdrawing participant requests that the Plan Administrator sell his or her shares in the Plan, the transfer agent, Wells Fargo Shareowner Services, will handle such sale. All such sales are made in the open market and, as such, the sale price will be determined by prevalent market conditions. Brokerage fees and commissions are determined based upon the number of shares sold.

Beneficial owners participating indirectly in the Plan through banks, brokers or other nominees must contact such intermediaries regarding withdrawal from the Plan.

35.	When may I withdraw from the Plan?

You may withdraw all shares of Common Stock credited to your Plan account at any time by notifying the Plan Administrator.

If the request to withdraw is received by the Plan Administrator before the record date for any dividend payment on which the dividends would otherwise be reinvested for a participant, the dividend reinvestment feature will be terminated on the day of receipt of the request by the Plan Administrator. If your request to terminate from the Plan is received on or after a dividend record date, but before the dividend payment date, your termination will be processed as soon as practicable, and a separate dividend check will be mailed to you. Future dividends will be paid in cash.

Optional cash payments may be stopped if written instructions to do so are received by the Plan Administrator at least two business days prior to the applicable Cash Payment Purchase Date.

Waiver Discount

36.	How do I participate in the waiver discount?

Submission of Requests for Waiver. Optional cash investments of more than $250,000 annually (including any initial investments in excess of $250,000) (“Large Cash Purchase”) may be made only by investors that submit a request for waiver. Large Cash Purchase requests may be approved by us in our sole discretion at any time. Investors who wish to make Large Cash Purchases for any month should telephone TECO at 1-888-242-1043 or access TECO’s corporate website to determine if we will be considering Large Cash Purchase requests for such month. When you inquire, you will be informed of one of the following:

•	that we are not currently considering Large Cash Purchase requests; or

•	that we will be considering Large Cash Purchase requests, in which case we will provide information about submitting a Large Cash Purchase request form.

Large Cash Purchase request forms may be obtained online through our website at www.tecoenergy.com/investors or through our transfer agent Wells Fargo Shareowner Services at shareowneronline.com. We must receive completed Large Cash Purchase requests by delivery to

waiverdiscount@tecoenergy.com by no later than 4:00 p.m. Central Time on the third business day before the first day of the “pricing period” for the applicable waiver period, as described below. We will notify by return email or by telephone any investor whose Large Cash Purchase request has been approved (including the amount of the investment approved) by 4:00 p.m. Central Time on the second business day before the first day of the applicable pricing period. The Plan Administrator must receive good funds relating to any approved Large Cash Purchase request by wire transfer to the account designated by us no later than 2:00 p.m. Central Time on the business day before the first day of the applicable pricing period. All such funds received after 2:00 p.m. Central Time on such business day may be returned without interest.

Action on Large Cash Purchase Requests. We have the sole discretion to grant or refuse to grant, in whole or in part, a Large Cash Purchase request. In acting on a Large Cash Purchase request, we will consider relevant factors, including without limitation:

•	whether the Plan is then purchasing shares of common stock from us or in the open market;

•	our need for additional funds;

•	the attractiveness of obtaining funds through the sale of shares of common stock under the Plan compared to other available sources of funds;

•	the purchase price likely to apply to any sale of shares of common stock under the Plan;

•	the party submitting the request, including the extent and nature of that party’s prior participation in the Plan and the number of shares of common stock held by that party; and

•	the aggregate amount of Large Cash Purchases in excess of $250,000 annually for which we have received Large Cash Purchase requests under the Plan.

Large Cash Purchases will be priced as follows:

•	To determine the purchase price of shares of common stock purchased from us pursuant to a Large Cash Purchase request, we will fix the number of trading days in the “pricing period” for the applicable investment. The pricing period generally will consist of one to 15 consecutive trading days, unless the pricing period is extended as described below. On each trading day, we will generally apply an equal portion of the amount approved for investment pursuant to a Large Cash Purchase request to the purchase of shares of common stock, subject to the qualifications described below. Each day in the pricing period on which shares of common stock are purchased is referred to as a “Purchase Date.” The price for shares of common stock purchased on each Purchase Date in a pricing period will be equal to 100% (less any applicable discount, as described below) of the composite volume weighted average price, rounded to four decimal places, of shares of common stock, as traded on the composite exchanges during regular NYSE hours on the Purchase Date. We will obtain this composite exchange pricing information from Bloomberg, LP or, if Bloomberg, LP is no longer providing this information, another authoritative source.

•	We may establish for each pricing period a minimum, or “threshold,” price applicable to purchases made pursuant to a Large Cash Purchase request. We will make this determination in our discretion after a review of, among other factors, current market conditions, the level of participation in the Plan and our current and projected capital needs. We will notify an investor of the establishment of a threshold price at the time the Large Cash Purchase request has been approved.

•	If established for any pricing period, the threshold price will be stated as a dollar amount which the composite volume weighted average price of shares of common stock, rounded to four decimal places, as traded during regular NYSE hours, must equal or exceed for each trading day of such pricing period (not adjusted for discounts, if any) in order for such trading day to be considered a Purchase Date. Except as provided below, any trading day for which such volume weighted average price is less than the applicable threshold price will not be considered a Purchase Date, and no funds will be invested in shares of common stock on that date. Funds that are not invested will be returned without interest, as described below.

•	The establishment of the threshold price and the potential return of a portion of investment funds apply only to investments made pursuant to Large Cash Purchase requests. Establishing a threshold price for a particular pricing period will not affect the establishment of a threshold price for any subsequent pricing period.

•	If we establish a threshold price for any pricing period, we may elect to extend that pricing period. If we do so, the initial pricing period may be extended by the number of trading days during the initial pricing period, up to three trading days, during which the threshold price is not satisfied or there are no trades of shares of common stock on the composite exchanges.

•	Neither we nor the Plan Administrator are required to notify you that a threshold price has been established for any pricing period.

•	If we elect to grant a pricing period extension and the threshold price is satisfied for any additional trading day during an extension, that trading day will be included as a Purchase Date for the extended pricing period. For example, if the extension feature is in use and the initial pricing period is ten trading days, but the threshold price is not satisfied on three out of those ten days, the pricing period may be extended by three trading days. If the threshold price is satisfied on any of the three trading days during the extension period, each of those three trading days will be a Purchase Date for that pricing period.

•	We may, in our sole discretion, establish a discount from the market price otherwise applicable to Large Cash Purchases (including initial investments) made pursuant to a request for waiver, but we are not obligated to do so. Any discount (including any applicable brokerage fees paid by us) may be 0.0% to 3.0% of the regular market price and may be varied by us in our sole discretion. We may establish any discount in our sole discretion after a review of, among other factors, current market conditions, the level of participation in the Plan, the attractiveness of obtaining financing through the sale of shares of common stock as compared to other sources of funds, and our current and projected capital needs. Establishing a discount for a particular pricing period will not affect the establishment of a discount for any subsequent pricing period.

•	Any investor purchasing shares of common stock pursuant to a request for a Large Cash Purchase will be treated as the beneficial owner of all shares of common stock purchased on each Purchase Date in the applicable pricing period as of the close of business on such Purchase Date, although Plan shares of common stock will not be credited to such investor’s account until the conclusion of the pricing period unless we elect to use the “continuous settlement feature” described below for that pricing period.

•	If we elect to use the continuous settlement feature, shares of common stock will be credited to the Plan accounts of investors purchasing shares of common stock pursuant to requests for a Large Cash Purchase within three business days after each Purchase Date. We may activate the continuous settlement feature for a particular investment at the time we determine other pricing terms in respect of shares of common stock to be sold pursuant to a Large Cash Purchase request.

•	We will return, without interest, any amount to be invested pursuant to a Large Cash Purchase request that is not applied to the purchase of shares of common stock because the threshold price is not met or shares of common stock are not traded on the composite exchanges on any trading day during a pricing period or extension, as applicable. Any such uninvested funds will be returned within five business days after the last day of the applicable pricing period, as it may be extended. The amount returned will be based on the number of days on which the threshold price was not satisfied or no trades were reported on the composite exchanges compared to the total number of days in the pricing period or extended pricing period, as applicable. For example, the amount returned for a ten-day pricing period will equal one-tenth of the total amount of your proposed Large Cash Purchase investment for each trading day on which the threshold price is not satisfied or shares of common stock are not traded on the composite exchanges.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver for Large Cash Purchases under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

We may alter, amend, supplement or waive, in our sole discretion, the time periods and/or other parameters relating to optional cash purchases in excess of $250,000 made by one or more participants in the Plan or new investors, at any time and from time to time, prior to the granting of any request for waiver.

Other Information

37.	What happens when I sell or transfer all of the shares registered in my name?

If the participant’s request to terminate their participation in the Plan is received on or after a dividend record date, but before the dividend payable date, the participant’s termination will be processed as soon as administratively possible, and a separate dividend check will be mailed to the participant.

If submitting a request to sell all or part of your shares, and you are requesting net proceeds to be automatically deposited to a bank checking or savings account, you must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your written request must have your signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation will not be honored and a check for the net proceeds will be issued.

All registered owners must sign as their name(s) appears on their account.

38.	What happens if TECO issues a stock dividend, declares a stock split, or has a rights offering?

Any stock dividends or stock splits distributed by TECO on shares held by the Plan Administrator for the participant will be credited to the participant’s account. If a participant sends notice of termination or a request to sell to the Plan Administrator between the record date and the payable date for a stock distribution, the request will not be processed until the stock distribution is credited to the participant’s account. In the event of a rights offering, the Plan Administrator will sell the rights on the open market and proportionally credit each participant’s account with the net proceeds of the sale, which then will be invested in additional shares.

39.	How will my shares be voted at meetings of shareholders?

The Plan Administrator will vote all shares of Common Stock held in the participant’s account in the same way in which the participant votes shares of Common Stock standing of record in the participant’s name by regular proxy returned by participants to TECO, or, if the Plan Administrator sends to the participant a separate proxy covering the shares credited to the participant’s dividend reinvestment account, then such shares will be voted as designated in such separate proxy. In the event the participant does not direct the voting of shares by either such regular or separate proxy, the shares credited to the participant’s Plan account will not be voted.

40.	What are the responsibilities of the Company and the Plan Administrator under the Plan?

In administering the Plan, none of the Company, the Plan Administrator or any broker/dealer is liable for any good faith act or omission to act, including but not limited to any claim of liability (i) arising out of the failure to terminate a participant’s account upon such participant’s death prior to receipt of a notice in writing of such death, (ii) with respect to the prices or times at which shares are purchased or sold, or (iii) as to the value of the shares of Common Stock acquired for participants.

The Plan Administrator is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of Common Stock. The Plan Administrator will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from the participant.

The Plan Administrator is acting solely as agent for the Company and owes no duties, fiduciary or otherwise, to any other person by reason of the Plan, and no implied duties, fiduciary or otherwise, shall be read into the Plan. The Plan Administrator undertakes to perform such duties and only such duties as are expressly set forth herein, to be performed by it, and no implied covenants or obligations shall be read into the Plan against the Plan Administrator or the Company.

In the absence of negligence or willful misconduct on its part, the Plan Administrator, whether acting directly or through agents or attorneys shall not be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of its duties hereunder. In no event shall the Plan Administrator be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if the Plan Administrator has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Plan Administrator shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

The Plan Administrator shall not be responsible or liable for any failure or delay in the performance of its obligations under the Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Plan Administrator shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Selling participants should be aware that the share price of Common Stock may fall or rise during the period between a request for sale, its receipt by the Plan Administrator, and the ultimate sale in the open market. You should evaluate these possibilities while deciding whether and when to sell any shares through the Plan. The price risk will be borne solely by you.

PARTICIPANTS SHOULD RECOGNIZE THAT NEITHER THE COMPANY NOR THE PLAN ADMINISTRATOR CAN ASSURE A PROFIT OR PROTECT AGAINST A LOSS ON THE COMMON STOCK PURCHASED UNDER THE PLAN.

41.	What provision is made for foreign shareholders subject to income tax withholding?

In the case of those foreign shareholders who elect to have their Common Stock dividends reinvested or Common Stock purchased with optional cash payments and whose Common Stock dividends are subject to United States income tax withholding, an amount equal to the income tax payable with respect to such dividends will be withheld and the balance reinvested for the purchase of Common Stock. Foreign shareholders should seek advice from an independent tax advisor regarding the tax consequences to them of participating in the Plan and of acquiring, owning, and disposing of shares of our Common Stock.

42.	May the Plan be changed or discontinued?

The Company reserves the right to suspend, modify or terminate the Plan at any time without prior notice. The Company will send a notice to all participants at their last known address as soon as practicable following any such suspension, modification or termination.

43. Who interprets and regulates the Plan?

The Company may take such actions to carry out the Plan as are not contrary to the terms and conditions of the Plan. In addition, the Company reserves the right to interpret and regulate the Plan as it deems desirable or necessary in connection with the operation of the Plan. Furthermore, if it appears to the Company that any participant is using or contemplating the use of the Plan in a manner or with an effect that, in the sole judgment and discretion of the Company, is not in the best interests of the Company or its other shareholders, then the Company may decline to issue all or any portion of the shares of Common Stock for which any payment by or on behalf of such participant is tendered. Such payment (or the portion thereof not to be invested in shares of Common Stock) will be returned by the Company as promptly as practicable, without interest.

44. What fees are charged in connection with the Plan?

Investment Summary and Fees

Summary

Minimum cash investments
Minimum one-time initial purchase for new investors	$250.00
Minimum one-time optional cash purchase	$25.00
Minimum recurring automatic investments	$25.00
Minimum employee payroll deduction	$25.00
Maximum cash investments
Maximum annual investment	$250,000.00
Dividend reinvestment options
Reinvestment options	Full, Partial, None

Fees

Investment fees
Initial enrollment (one-time initial charge, per account, for investors who are not already shareholders of record)	$15.00
Dividend reinvestment	Company Paid
Check investment	Company Paid
One-time automatic investment	Company Paid
Recurring automatic investment	Company Paid
Dividend purchase trading commission per share	Company Paid
Optional cash purchase trading commission per share	Company Paid

Sales fees
Batch Order	$15.00 per transaction
Market Order	$25.00 per transaction
Limit Order (Day/GTD/GTC)	$30.00 per transaction
Stop Order	$30.00 per transaction
Processing fee (includes any brokerage commission the Plan Administrator is required to pay)	$0.12 per share
Direct deposit of sale proceeds	$5.00
Other fees
Certificate issuance	Company Paid
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year

The Plan Administrator will deduct the applicable fees from the proceeds from a sale.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences to U.S. participants in the Plan. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions as of the date hereof, any of which could be changed, possibly on a retroactive basis, at any time (including, without limitation, U.S. rates of taxation). Prospective participants in the Plan should note that no rulings have been or will be sought from the IRS, nor will any opinions of counsel be obtained, with respect to any of the U.S. federal income tax matters discussed in this summary. There is no assurance that the IRS will not successfully challenge the conclusions reached herein. This summary is not intended to be a complete description of all U.S. federal income tax consequences relating to the Plan and does not address any of the state, local or foreign tax consequences or U.S. federal non-income tax consequences of participation in the Plan. Participants should consult their own tax advisors with respect to the U.S. federal tax consequences, as well as state, local and foreign tax consequences, of participation in the Plan.

This summary is limited to U.S. participants (as defined below) in the Plan who hold shares of our Common Stock as capital assets (generally, property held for investment within the meaning of Section 1221 of the Code). A “U.S. participant” is a participant in the Plan who, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary does not purport to deal with all aspects of taxation that may be relevant to participants who receive special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, partnerships, tax-exempt organizations, financial institutions, broker dealers, foreign corporations and persons who are not citizens or residents of the United States) except to the extent discussed specifically herein. If a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes is a participant in the Plan, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A participant that is a partnership and the partners in such partnership should consult their tax advisors regarding the tax consequences of ownership and disposition of our Common Stock through the Plan.

This summary assumes that each participant will use the first-in, first-out (FIFO) method when determining the tax basis of any shares sold. Participants may designate their preference for a different method of determining the tax basis of shares (e.g., specific identification or another permitted method) by identifying this preference in writing to the Plan Administrator. Although recent Treasury Regulations permit participants in certain dividend reinvestment plans to use the “average basis method” when determining the tax basis of any shares sold, participants in the Plan will not qualify for this treatment. Participants should consult their tax advisors regarding the appropriate method for them in light of their particular circumstances.

Participants should consult their tax advisors to determine the tax consequences of participating in the Plan in light of their particular status (including the potential application of federal, state, local and non-U.S. tax laws and U.S. withholding taxes).

Distributions

For U.S. federal income tax purposes, distributions (including the amount of brokerage fees or commissions, if any, paid by us on the participant’s behalf) will be treated as dividends to the extent paid out of our current or accumulated “earnings and profits.” Dividends paid to an individual that constitute “qualified dividend income,” as defined in Section 1(h)(11)(B) of the Code, generally, under current law, will be taxed at the applicable capital gain rate. To the extent that a distribution exceeds the Company’s current or accumulated “earnings and profits” (which is not expected to be the case), the excess will first constitute a return of capital that is applied against, and will reduce, a participant’s basis in its shares, but not below zero, and then will be treated as gain from the sale of such stock, which gain should be capital gain. The IRS Form 1099 sent to each participant annually will indicate the total amount of dividends paid to the participant.

A corporate recipient of dividends reinvested under the Plan may be entitled to a dividends-received deduction allowed by Section 243 of the Code, subject to various limitations. However, if such corporate recipient is subject to the alternative minimum tax, a portion of the dividends-received deduction will be treated as an adjustment that increases alternative minimum taxable income.

Under IRS rulings, dividends which are reinvested by a participant under the Plan in original issue Common Stock purchased from us will be treated, for U.S. federal income tax purposes, as having been received by the participant in the form of a taxable stock distribution rather than as a cash dividend. A participant whose dividends are reinvested under the Plan in this manner will therefore be treated as having received a distribution equal to the fair market value, on the date such purchases are made, of the Common Stock acquired through such reinvestment. Shares of Common Stock purchased from the Company with reinvested dividends generally will have a tax basis equal to the amount of the dividend distribution.

A participant whose dividends are reinvested under the Plan in Common Stock purchased on the open market will be treated as having received a distribution equal to the amount of cash paid as the dividend, plus the amount of brokerage fees or commissions paid by us on the participant’s behalf. Shares of Common Stock purchased on the open market generally will have a tax basis equal to the amount paid therefor, increased by any brokerage fees treated as a dividend.

A participant for whom shares of original issue Common Stock are purchased from us with optional cash payments will generally not be treated as having received a distribution with respect to the shares of Common Stock so purchased. However, any brokerage fees or commissions paid by us to obtain the shares of Common Stock will be treated as a distribution for U.S. federal income tax purposes.

If a participant makes optional cash investments that are subject to a waiver discount, the participant may be treated as having received an additional distribution equal to the excess, if any, of the fair market value of the shares purchased over the amount of the optional cash investment, taking into account any waiver discount. The U.S. federal income tax consequences of buying shares through the waiver discount portion of the Plan are not entirely clear if a participant makes optional cash investments but does not participate in the Plan’s automatic dividend reinvestment feature. The IRS has issued private letter rulings on plans similar to the Plan which held that shareholders making optional investments will not be treated as having received dividend income if the shareholders are not also participants in the dividend reinvestment aspect of the plan. Private letter rulings, however, are not legal precedents and may not be relied upon by persons other than the taxpayers to which they are issued.

Dispositions of Common Stock

A participant’s holding period for shares of Common Stock acquired through the Plan begins on the day following the purchase of such shares of Common Stock.

A participant that receives, upon withdrawal from or termination of the Plan, a cash adjustment for a fraction of a share of Common Stock credited to its account will realize a gain or loss with respect to such fraction. Gain or loss will also be realized by the participant when whole shares are sold pursuant to the participant’s request when it withdraws from the Plan or when whole shares of Common Stock are sold or exchanged by the participant after the shares of Common Stock have been withdrawn from the Plan. The amount of such gain or loss will be the difference between the amount which the participant receives for its shares of Common Stock or fraction of a share of Common Stock and its tax basis therefor, as adjusted to reflect the portion, if any, of distributions received thereon constituting a return of capital (nontaxable distributions) for federal income tax purposes. Generally, such gain or loss from stock held as a capital asset will be capital gain or loss. IRS Form 1099 will be sent to each participant for any shares of Common Stock sold through the Plan.

IRS Reports

The Plan Administrator will report dividend income to participants and the IRS on Form 1099-DIV. The Plan Administrator will report the proceeds from the sale of Plan shares to the selling participants and the IRS on Form 1099-B.

Backup Withholding

Under backup withholding rules, dividends which are reinvested pursuant to the Plan may be subject to backup withholding, currently at the rate of 28%, unless the participant (a) is a corporation or other form of exempt entity and, when required, demonstrates this fact, or (b) provides the Plan Administrator with its taxpayer identification number and certifies to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Foreign Account Tax Compliance Act

“The Foreign Account Tax Compliance Act” (“FATCA”) together with administrative guidance and certain intergovernmental agreements entered into thereunder generally imposes a 30% U.S. withholding tax on certain U.S. source payments, including dividends, paid after June 30, 2014, and on gross proceeds from a disposition of property of a type which can produce U.S. source dividends paid after December 31, 2016 (“withholdable payments”), paid to a foreign financial institution, or to a non-financial foreign entity, unless (a) the foreign financial institution agrees to comply with certain diligence, reporting and withholding obligations with respect to its U.S. accounts, (b) a non-financial foreign entity identifies and provides information relating to its 10% or greater U.S. owners (or confirms the absence of substantial U.S. owners), or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities, or any interest in such assets. A non-financial foreign entity is generally any non-U.S. entity that is not a financial institution. The 30% withholding tax under FATCA would apply regardless of whether the applicable payment would otherwise be exempt from U.S. withholding (e.g., as capital gain upon the sale, exchange, redemption or other disposition of stock).

If withholding is required under FATCA on a payment related to our Common Stock, investors that otherwise would not be subject to withholding (or otherwise would be entitled to a reduced rate of withholding) on such payment generally will be subject to FATCA withholding. We will not pay any additional amounts in respect of amounts withheld under FATCA. Participants are urged to consult their own tax advisers regarding the effect of FATCA on their particular circumstances.

Foreign shareholders should seek advice from an independent tax advisor regarding the tax consequences to them of participating in the Plan and of acquiring, owning, and disposing of shares of our Common Stock.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of shares of Common Stock under the Plan for general corporate purposes, which may include repayment of debt, additions to working capital, capital expenditures, investments in our subsidiaries, possible acquisitions, joint ventures or other investments, and the repurchase, redemption or retirement of securities, including our Common Stock. The net proceeds may be temporarily invested or applied to repay short-term or revolving debt prior to such use. If shares of Common Stock are purchased by the Plan Administrator on the open market, we will not receive any proceeds.

PLAN OF DISTRIBUTION

There are no expenses charged to participants in connection with purchases of shares under the Plan. All costs of administering the Plan and any brokerage fees, commissions or other service charges incurred as a result of open market purchases of shares will be paid by us; however, participants will be required to pay brokerage fees or commissions for sales of shares by the Plan Administrator under the Plan pursuant to a participant’s instructions. In connection with the administration of the Plan, we may be requested to approve investments greater than the $250,000 per calendar year maximum amount, which restriction may be waived at our discretion, by or on behalf of participants or other investors who may be engaged in the securities business.

Persons who acquire shares of our Common Stock through the Plan and resell such shares shortly after acquiring them may, under certain circumstances, be participating in a distribution of securities and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which they would be entitled as a participant in the Plan, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our Common Stock so purchased.

Our Common Stock may not be available under the Plan in all states or jurisdictions. We are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

LEGAL MATTERS

Edwards Wildman Palmer LLP, Boston, Massachusetts, has passed upon the validity of the Common Stock offered by this prospectus for the Company.

EXPERTS

The consolidated financial statements, financial statements schedules and management’s assessment of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Direct Stock Purchase and Dividend Reinvestment Plan

September 2, 2014